SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2010

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Yeongdong-daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

KEPCO signs a sale and purchase agreement for Philippine power plants of 1,500megawatts.

Korea Electric Power Corporation (“KEPCO”), on September 29, 2010, signed a Sale and Purchase Agreement (“SPA”) with BG Asia Pacific Holdings, a member of the BG Group of the United Kingdom, for KEPCO’s acquisition of Lisbon Star Management Ltd. which indirectly holds a 40% equity interest in both the 1,000megawatts Santa Rita and 500megawatts San Lorenzo combined cycle natural gas fired power plants located in the island of Luzon, 80 kilometers south of Manila, the Philippines. The net consideration is estimated at approximately US$ 400 million.

These power plants recorded sales of approximately US$ 1 billion in 2009 based on 25-year Power Purchase Agreements with Meralco, the largest electricity distribution company in the Philippines. Currently, the Power Purchase Agreements have remaining terms of 15 years for the Santa Rita power plant and 17 years for the San Lorenzo power plant.

60% of the interests in these power plants are currently indirectly held by First Philippine Holdings Corporation (“FPHC”), which is controlled by the Lopez Group.

Closing of the transaction is subject to receiving necessary waivers and consents from non-recourse lenders and FPHC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/S/ SHIN, CHANG-KEUN
Name:	Shin, Chang-Keun
Title:	Vice President

Date: September 30, 2010